UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                Amendment No. 8




                                SCHEDULE 13G/A



                   Under the Securities Exchange Act of 1934





                               IMAX CORPORATION
                               (Name of Issuer)



                         COMMON SHARES (no par value)
                        (Title of Class of Securities)



                                   45245E109
                                (CUSIP Number)

--------------------------------------------------------------------------------
CUSIP No. 45245E109                     13G                  Page 2 of 19 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON        Wasserstein Management Partners, LP
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   13-4149909
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  | |
                                                               (b)  | |

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES        5      SOLE VOTING POWER
       BENEFICIALLY                          See Items 2 and 4 herein.
  OWNED BY EACH REPORTING
          PERSON             ---------------------------------------------------
           WITH
                             6      SHARED VOTING POWER
                                             See Items 2 and 4 herein.
                             ---------------------------------------------------
                             7      SOLE DISPOSITIVE POWER
                                             See Items 2 and 4 herein.
                             ---------------------------------------------------

                             8      SHARED DISPOSITIVE POWER
                                             See Items 2 and 4 herein.
--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,195,384
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           | |
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   32.7%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 45245E109                     13G                 Page 3 of 19 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON     Cypress Management Partners, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   13-4149895
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   | |
                                                                (b)   | |
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES        5      SOLE VOTING POWER
       BENEFICIALLY                          See Items 2 and 4 herein.
  OWNED BY EACH REPORTING
          PERSON             ---------------------------------------------------
           WITH
                             6      SHARED VOTING POWER
                                             See Items 2 and 4 herein.
                             ---------------------------------------------------
                             7      SOLE DISPOSITIVE POWER
                                             See Items 2 and 4 herein.
                             ---------------------------------------------------

                             8      SHARED DISPOSITIVE POWER
                                             See Items 2 and 4 herein.
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,195,384
--------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           |  |
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   32.7%
--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 45245E109                     13G                 Page 4 of 19 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON     Cypress Capital Assets, LP
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   13-4149894
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   | |
                                                                (b)   | |

--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES        5      SOLE VOTING POWER
       BENEFICIALLY                          See Items 2 and 4 herein.
  OWNED BY EACH REPORTING
          PERSON             ---------------------------------------------------
           WITH
                             6      SHARED VOTING POWER
                                             See Items 2 and 4 herein.
                             ---------------------------------------------------
                             7      SOLE DISPOSITIVE POWER
                                             See Items 2 and 4 herein.
                             ---------------------------------------------------

                             8      SHARED DISPOSITIVE POWER
                                             See Items 2 and 4 herein.
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,195,384
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           | |
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   32.7%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 45245E109                    13G                    Page 5 of 19 Pages

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON     Cypress Capital Advisors, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   13-4148965
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   | |
                                                                (b)   | |

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES        5      SOLE VOTING POWER
       BENEFICIALLY                          See Items 2 and 4 herein.
  OWNED BY EACH REPORTING
          PERSON             ---------------------------------------------------
           WITH
                             6      SHARED VOTING POWER
                                             See Items 2 and 4 herein.
                             ---------------------------------------------------
                             7      SOLE DISPOSITIVE POWER
                                             See Items 2 and 4 herein.
                             ---------------------------------------------------

                             8      SHARED DISPOSITIVE POWER
                                             See Items 2 and 4 herein.
--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,195,384
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           | |
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   32.7%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 45245E109                     13G                   Page 6 of 19 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON     Wasserstein Investments, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   13-4148561
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   | |
                                                                (b)   | |

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES        5      SOLE VOTING POWER
       BENEFICIALLY                          See Items 2 and 4 herein.
  OWNED BY EACH REPORTING
          PERSON             ---------------------------------------------------
           WITH
                             6      SHARED VOTING POWER
                                             See Items 2 and 4 herein.
                             ---------------------------------------------------
                             7      SOLE DISPOSITIVE POWER
                                             See Items 2 and 4 herein.
                             ---------------------------------------------------

                             8      SHARED DISPOSITIVE POWER
                                             See Items 2 and 4 herein.
--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,195,384
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           | |
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   32.7%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 45245E109                      13G                  Page 7 of 19 Pages

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON     Wasserstein Holdings, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   13-4148559
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   | |
                                                                (b)   | |

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES        5      SOLE VOTING POWER
       BENEFICIALLY                          See Items 2 and 4 herein.
  OWNED BY EACH REPORTING
          PERSON             ---------------------------------------------------
           WITH
                             6      SHARED VOTING POWER
                                             See Items 2 and 4 herein.
                             ---------------------------------------------------
                             7      SOLE DISPOSITIVE POWER
                                             See Items 2 and 4 herein.
                             ---------------------------------------------------

                             8      SHARED DISPOSITIVE POWER
                                             See Items 2 and 4 herein.
--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,195,384
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           | |
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   32.7%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 45245E109                    13G                   Page 8 of 19 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON     Bruce Wasserstein
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   | |
                                                                (b)   | |

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES        5      SOLE VOTING POWER
       BENEFICIALLY                          See Items 2 and 4 herein.
  OWNED BY EACH REPORTING
          PERSON             ---------------------------------------------------
           WITH
                             6      SHARED VOTING POWER
                                             See Items 2 and 4 herein.
                             ---------------------------------------------------
                             7      SOLE DISPOSITIVE POWER
                                             See Items 2 and 4 herein.
                             ---------------------------------------------------

                             8      SHARED DISPOSITIVE POWER
                                             See Items 2 and 4 herein.
--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,195,384
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           | |
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   32.7%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

            This Amendment No. 8 amends the statement on Schedule 13G filed by Wasserstein Perella Group, Inc. on behalf of itself and its affiliates, including Wasserstein Perella Partners, L.P., Wasserstein Perella Offshore Partners, L.P. (together, the "WPLP Partnerships"), Michael J. Biondi in his capacity as trustee of a voting trust (together with the WPLP Partnerships, the "WP Entities"), and WPPN, Inc., which was converted to a Delaware limited partnership as of January 2, 2001 and whose name was changed as of such date to WPPN, LP ("WPPN," and together with the WP Entities, the "Prior Reporting Persons"), on February 14, 2000.

Item 1.

            The class of equity securities to which this Amendment No. 8 relates is the Common Shares, no par value (the "Common Shares"), of Imax Corporation, a Canadian corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2525 Speakman Drive, Mississauga, Ontario, Canada.

Item 2.

            The Issuer made an initial public offering of 3,250,000 Common Shares in June 1994 (the "IPO"). The Common Shares are listed for quotation on the Nasdaq National Market, and their CUSIP Number is 45245E109.

            This Amendment No. 8 is being jointly filed by Wasserstein Management Partners, LP, on behalf of the WP Entities, Cypress Management Partners, LLC, on behalf of itself and WPPN, Cypress Capital Assets, LP, Cypress Capital Advisors, LLC, Wasserstein Investment, LLC, on behalf of itself and Wasserstein Capital, LP, Wasserstein Holdings, LLC and Bruce Wasserstein.

Wasserstein Management Partners, LP
-----------------------------------

            Wasserstein Management Partners, LP ("Wasserstein Management") was previously Wasserstein Perella Management Partners, Inc. and was converted to a Delaware limited partnership as of January 2, 2001 and its name changed as of such date. Its principal executive offices are located at 1301 Avenue of the Americas, New York, New York 10019. Wasserstein Management is the general partner of each of the WPLP Partnerships.

Wasserstein Perella Partners, L.P.
----------------------------------

            Wasserstein Perella Partners, L.P. is a Delaware limited partnership, with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019.

Wasserstein Perella Offshore Partners, L.P.
-------------------------------------------

            Wasserstein Perella Offshore Partners, L.P. is a Delaware limited partnership, with its principal executive offices located at c/o Citco International Fund Services, Kaya Flamboyan 9, P.O.B. 812, Curacao, Netherlands Antilles.

WPPN, LP

            WPPN was previously WPPN, Inc. and was converted to a Delaware limited partnership as of January 2, 2001 with its name changed as of such date. Its principal executive offices are located at 1301 Avenue of the Americas, New York, New York 10019.

Wasserstein Capital, LP
-----------------------

            Wasserstein Capital, LP ("Wasserstein Capital") is a Delaware limited partnership, with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019.

Wasserstein Investments, LLC
----------------------------

            Wasserstein Investments, LLC ("Wasserstein Investments") is a Delaware limited liability company, with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. Wasserstein Investments is the general partner of Wasserstein Capital.

Wasserstein Holdings, LLC
-------------------------

            Wasserstein Holdings, LLC ("Wasserstein Holdings") is a Delaware limited liability company, with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. Wasserstein Holdings is the sole member of Wasserstein Investments. The board of Wasserstein Holdings is comprised of Bruce Wasserstein, Pamela Wasserstein and Ellis Jones. The executive officers of Wasserstein Holdings are Bruce Wasserstein, Ellis Jones, George L. Majoros, Jr., and Robert Mersten.

Cypress Management Partners, LLC
--------------------------------

            Cypress Management Partners, LLC ("CMP") is a Delaware limited liability company, with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. CMP is the general partner of Wasserstein Management and WPPN.

Cypress Capital Assets, LP
--------------------------

            Cypress Capital Assets, LP ("Cypress Assets") is a Delaware limited partnership, with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. Cypress Assets is the sole member of CMP.

Cypress Capital Advisors, LLC
-----------------------------

            Cypress Capital Advisors, LLC ("Cypress Advisors") is a Delaware limited liability company, with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. Cypress Advisors is the general partner of Cypress Assets. The board of Cypress Advisors is comprised of Bruce Wasserstein, Pamela Wasserstein and Ellis Jones. The executive officers of Cypress Advisors are Ellis Jones, George L. Majoros, Jr. and Robert Mersten.

Bruce Wasserstein
-----------------

            Bruce Wasserstein's business address is 30 Rockefeller Plaza, New York, New York 10020, and his principal occupation is Head of Lazard Freres & Co. LLC. Bruce Wasserstein is a citizen of the United States of America. Bruce Wasserstein may be deemed to be a control person of Wasserstein Holdings and Cypress Advisors.

Item 3.

            The original Schedule 13G Statement was not filed pursuant to either Rule 13d-1(b) or Rule 13d-2(b). The Prior Reporting Persons acquired their ownership of the Common Shares prior to the IPO. In reliance on the exemption from Section 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), contained in Rule 13d-1(c), the Prior Reporting Persons did not file a Schedule 13D. The Prior Reporting Persons acquired more than 5% of a class of equity security prior to such class of equity security being registered pursuant to Section 12 of the Exchange Act, but as a result of the subsequent registration of such class of equity security, the ownership was therewith reported (the "Original Filing"). This Amendment No. 8 to the original Schedule 13G is filed pursuant to Rule 13d-2(b), because of a change in the information in the Original Filing as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7.

Item 4. Ownership.

            The ownership of the Common Shares by the WP Entities and WPPN as of February 13, 2003 is as follows:


                                                                       Percentage of
                                                                        Outstanding
                                                   Number of Shares        Shares
                                                   ----------------     ---------------

Wasserstein Perella Partners, L.P.                      8,254,567             26.5

Wasserstein Perella Offshore Partners, L.P.               877,694              2.8

WPPN, LP                                                  353,481              1.1

Wasserstein Capital, LP                                    25,000              0.1


Michael J. Biondi, solely in his
capacity as voting trustee                                684,642              2.2
-----------------------------------------------  -----------------    -----------------
                                      Total            10,195,384             32.7
                                                 =================    =================

            Wasserstein Management, as the general partner of each of the WPLP Partnerships, has sole voting and dispositive power of the Common Shares owned by each of the WPLP Partnerships. CMP, as the general partner of WPPN, has sole voting and dispositive power of the Common Shares owned by WPPN. In addition, Wasserstein Management, pursuant to the Amendment to Voting Trust Agreement dated August 1, 1996, filed as Exhibit 3 to Amendment No. 3 to this
Schedule 13G, by and among WPPN, Michael J. Biondi, as the voting trustee, and certain shareholders of the Issuer who are signatories thereto, has the power to direct the voting of the 684,642 Common Shares owned by Michael J. Biondi, as the voting trustee. Also, pursuant to the Stock Purchase Agreement, dated as of March 16, 1994 (the "Stock Purchase Agreement") (see Exhibit 4 to Amendment No. 3 to this Schedule 13G), as amended by the Amendment to Stock Purchase Agreement, dated as of August 1, 1996 (the "Amendment to Stock Purchase Agreement") (see Exhibit 5 to Amendment No. 3 to this Schedule 13G), each between WPPN, Wasserstein Perella Group, Inc. and certain shareholders of the Issuer who are signatories thereto, Wasserstein Management has sole dispositive power over the 684,642 Common Shares owned by Michael J. Biondi as voting trustee. Such shareholders acquired such shares from WPPN and are current and former employees of the Prior Reporting Persons.

            The Issuer, the WPLP Partnerships, WPPN and the Michael J. Biondi Voting Trust (together with the WPLP Partnerships and WPPN, "WP") and each of Messrs. Wechsler and Gelfond (directors and executive officers of the Issuer) are parties to a Second Amended and Restated Shareholders' Agreement, dated as of February 9, 1999 (the "Shareholders' Agreement"), filed as Exhibit 1 to Amendment No. 5 to this Schedule 13G, which amends and restates the previous amended and restated shareholders' agreement among those parties, dated June 16, 1994 (see Exhibit 1 to Amendment No. 1 to this Schedule 13G). The Shareholders' Agreement includes, among other things, certain restrictions on transfers of Common Shares, take-along rights and come-along rights. If WP holds at least 35% of their original holdings and WP desires to transfer all of their securities in a transaction in which a majority of the shares of outstanding common stock of the Issuer are to be sold, then Messrs. Gelfond and Wechsler will be required to sell their securities on the same terms as WP sells its securities. The Shareholders' Agreement also contains provisions related to the composition of the Board of Directors of the Issuer (the "Board of Directors") and committees thereof. WP is entitled, but not required, to designate individuals to be nominated for election as directors as follows: so long as WP holds 3,685,759 or more Common Shares, it may designate six nominees, of whom three may be employees of WP and its affiliates (the "WP Employee Designees") and three shall be independent persons and resident Canadians. If WP holds less than 3,685,759 Common Shares but 1,842,879 or more Common Shares, it may designate four nominees, of whom two may be WP Employee Designees and two shall be independent persons and resident Canadians. If WP holds less than 1,842,879 Common Shares but 921,439 or more Common Shares, it may designate two nominees, one of whom may be a WP Employee Designee and the other of whom shall be an independent person and a resident Canadian. In addition to these provisions, each of Messrs. Wechsler and Gelfond is entitled to be a director of the Issuer so long as he is either a Co-Chief Executive Officer or is the Chief Executive Officer of the Issuer or Messrs. Wechsler and Gelfond own more than 375,000 Common Shares (which includes for this purpose all Common Shares subject to certain stock options and warrants and certain other share equivalents, as defined in the Shareholders' Agreement). In addition, Messrs. Wechsler and Gelfond are collectively entitled, but not required, to designate individuals to be nominated for election as directors as follows: so long as they hold 1,628,000 or more Common Shares, they may designate three nominees, all of whom shall be independent persons and resident Canadians. If they hold less than 1,628,000 Common Shares but 1,075,000 or more Common Shares, they may designate two nominees, both of whom shall be independent persons and resident Canadians. If they hold less than 1,075,000 Common Shares but 375,000 or more Common Shares, they may designate one nominee who shall be an independent person and a resident Canadian. If the requirement that the Issuer have "resident Canadian" directors is changed, then neither WP nor Messrs. Wechsler and Gelfond will be required to designate resident Canadian nominees. Each of the nominees of WP who is to be an independent person is subject to the approval by Messrs. Wechsler and Gelfond, which approval is not to be unreasonably withheld; each of the nominees of Messrs. Wechsler and Gelfond is subject to the approval of WP, which approval is in WP's sole discretion for the first nominee to serve in each such position and, thereafter, is not to be unreasonably withheld. WP agreed to use its best efforts to cause each of the individuals designated by Messrs. Wechsler and Gelfond to be elected or appointed as a director of the Issuer. However, as a result of the termination of the WP Standstill Agreement (as defined below) on June 31, 2001, Messrs. Wechsler and Gelfond are no longer required to use their best efforts to cause each of the individuals designated by WP to be elected or appointed as a director of the Issuer. The Shareholders' Agreement also provides that the Issuer, WP and each of Messrs. Wechsler and Gelfond shall use their best efforts to cause the Issuer to establish a nominating committee of the Board of Directors consisting of two directors, one designated by WP and the other designated by Messrs. Wechsler and Gelfond. In addition, WP has the right, subject to the approval of Messrs. Wechsler and Gelfond, to designate a WP Employee Designee for appointment by the Board of Directors as the Non-Executive Chairman of the Issuer, as long as WP holds at least 2,948,607 Common Shares. Michael J. Biondi has been approved as such designee. If Mr. Biondi no longer holds that position, then WP is to propose three replacements and Messrs. Wechsler and Gelfond shall select one of those proposed for appointment by the Board of Directors as the Non-Executive Chairman. Each of Messrs. Wechsler and Gelfond is entitled to be appointed as a Co-Chairman or Chairman of the Issuer as long as he is a Co-Chief Executive Officer or the Chief Executive Officer of the Issuer. Each of WP and Messrs. Wechsler and Gelfond have the right to designate one director to serve on each committee of the Board of Directors, provided that each such person meets applicable regulatory requirements. Each of WP and Messrs. Wechsler and Gelfond have agreed to use their best efforts to cause there no longer to be CEO Advisors as of the date upon which all of the WP Employee Designees are elected as directors of the Issuer. After that date, WP or Messrs. Wechsler and Gelfond have agreed not to take any action to reestablish the CEO Advisors.

            The Issuer, WP and Messrs. Wechsler and Gelfond have also entered into a registration rights agreement, dated as of February 9, 1999 (the "Registration Rights Agreement"), filed as Exhibit 2 to Amendment No. 5 to this Schedule 13G. Pursuant to the Registration Rights Agreement, each of WP and Messrs. Wechsler and Gelfond have certain rights to cause the Issuer to use its best efforts to register their securities under the Securities Act of 1933, as amended (the "Securities Act"). WP is entitled to effect up to four demand registrations and Messrs. Wechsler and Gelfond are entitled to make two such demand registrations. WP and Messrs. Wechsler and Gelfond also have unlimited piggy-back rights to register their securities under the Registration Rights Agreement whenever the Issuer proposes to register any securities under the Securities Act, other than the registration of securities pursuant to an initial public offering or the registration of securities upon Form S-4 or S-8 under the Securities Act or filed in connection with an exchange offer or an offering of securities solely to the Issuer's existing shareholders. In addition to certain other rights held by Messrs. Wechsler and Gelfond under the Registration Rights Agreement, if Messrs. Wechsler and Gelfond hold at least 25% of their original holdings, WP has recouped its original investment of $18.8 million plus a 30% compounded annual return on such investment, and WP initiates the sale of the Issuer, then for 60 days thereafter, WP will enter into exclusive negotiations with Messrs. Gelfond and Wechsler, and for another 60 days thereafter WP may not enter into an agreement for the sale of the Issuer to a third party.

            The Issuer, WP and each of Messrs. Wechsler and Gelfond were also parties to an Amended and Restated Standstill Agreement, dated as of February 9, 1999 (the "WP Standstill Agreement"), filed as Exhibit 3 to Amendment No. 5 to this Schedule 13G, which amended and restated the previous standstill agreement, dated June 16, 1994, among the same parties (see Exhibit 2 to Amendment No. 1 to this Schedule 13G). The WP Standstill Agreement terminated on June 30, 2001. On July 9, 2001, the Issuer and each of Messrs. Wechsler and Gelfond entered into a standstill agreement (the "GW Standstill Agreement"), on terms similar to the WP Standstill Agreement. The GW Standstill Agreement gives Messrs. Wechsler and Gelfond the right to designate replacement directors in the same manner as the replacement rights possessed by WP under the Shareholders' Agreement. Pursuant to the Shareholders' Agreement, WP is required to use its best efforts to cause each of the individuals designated by Messrs. Wechsler and Gelfond to be elected or appointed as a director of the Issuer, including voting all of its common shares in favor of such individuals.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

See Items 2 and 4 herein.

Item 7.  Identification and Classification of the Subsidiary.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date:  February 14, 2003

                                    WASSERSTEIN MANAGEMENT PARTNERS, LP

                                    By:  Cypress Management Partners, LLC,
                                            its General Partner


                                         By:    /s/ Robert Mersten
                                                -------------------------------
                                         Name:    Robert Mersten
                                         Title:   Vice President & Secretary


                                    WASSERSTEIN PERELLA PARTNERS, L.P.

                                    By:  Wasserstein Management Partners, LP,
                                            its General Partner


                                         By:    /s/ Robert Mersten
                                                --------------------------------
                                         Name:   Robert Mersten
                                         Title:  Vice President & Secretary


                                    WASSERSTEIN PERELLA OFFSHORE
                                    PARTNERS, L.P.

                                    By:  Wasserstein Management Partners, LP,
                                            its General Partner


                                         By:    /s/ Robert Mersten
                                                --------------------------------
                                         Name:   Robert Mersten
                                         Title:  Vice President & Secretary

                                    WPPN, LP

                                    By:  Cypress Management Partners, LLC,
                                            its General Partner


                                         By:    /s/ Robert Mersten
                                                --------------------------------
                                         Name:   Robert Mersten
                                         Title:  Vice President & Secretary


                                    WASSERSTEIN CAPITAL, LP

                                    By:  Wasserstein Investment, LLC,
                                            its General Partner


                                         By:    /s/ Robert Mersten
                                                --------------------------------
                                         Name:   Robert Mersten
                                         Title:  Vice President & Secretary


                                    WASSERSTEIN INVESTMENT, LLC


                                         By:    /s/ Robert Mersten
                                                --------------------------------
                                         Name:   Robert Mersten
                                         Title:  Vice President & Secretary


                                    WASSERSTEIN HOLDINGS, LLC


                                         By:    /s/ Robert Mersten
                                                --------------------------------
                                         Name:   Robert Mersten
                                         Title:  Vice President & Secretary


                                    MICHAEL J. BIONDI, as voting trustee


                                         By:    /s/ Michael J. Biondi
                                                --------------------------------
                                         Name:   Michael J. Biondi
                                         Title:  Voting Trustee

                                    CYPRESS MANAGEMENT PARTNERS, LLC


                                         By:    /s/ Robert Mersten
                                                --------------------------------
                                         Name:   Robert Mersten
                                         Title:  Vice President & Secretary


                                    CYPRESS CAPITAL ASSETS, LP

                                    By:  Cypress Capital Advisors, LLC,
                                            its General Partner


                                         By:    /s/ Robert Mersten
                                                --------------------------------
                                         Name:   Robert Mersten
                                         Title:  Secretary


                                    CYPRESS CAPITAL ADVISORS, LLC

                                    By:    /s/ Robert Mersten
                                           --------------------------------
                                    Name:   Robert Mersten
                                    Title:  Secretary


                                    /s/ Bruce Wasserstein*
                                    --------------------------------------
                                     Bruce Wasserstein




     *By:  /s/ Ellis B. Jones
           ----------------------------------
           Ellis B. Jones
           Attorney-in-Fact

                               INDEX TO EXHIBITS
                               -----------------




Exhibit                                                              Sequential
  No.                     Description                                 Page No.
  ---                     -----------                                 --------



  1       Second Amended and Restated Shareholders' Agreement*          - -

  2       Registration Rights Agreement*                                - -

  3       Amended and Restated Standstill Agreement*                    - -

  4       Form of Amendment to Voting Trust Agreement+                  - -

  5       Form of Stock Purchase Agreement+                             - -

  6       Form of Amendment to Stock Purchase Agreement+                - -

  7       Power of Attorney, Bruce Wasserstein                           20


___________________
*Previously filed with Amendment No. 5 to this Schedule 13-G.
+Previously filed with Amendment No. 3 to this Schedule 13-G.